UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period July 1, 2002 through September 30, 2002.


                                                Respectfully submitted,



                                      By:       /s/Richard A. Rapp, Jr.
                                                --------------------------------
                                                Richard A. Rapp, Jr.
                                                Deputy General Counsel

Dated: November 26, 2002

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                        QUARTER ENDED SEPTEMBER 30, 2002


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

           (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                     Answer:

                                                                                     Average
                                                                                   Market Price             Average Issuance Price
                                                          Shares Issued          for the Quarter               for the Quarter
                                                          -------------          ---------------               ---------------
Employee Discount Stock Purchase Plan                            43,622                 $36.4800                       $32.8320
Employee Discount Stock Purchase Plan                             9,842                 $34.5650                       $31.1080
Reinvestment
Open Enrollment Plan                                             45,134                 $34.4070                       $34.4070
Open Enrollment Plan Reinvestment                               168,903                 $31.5200                       $31.5200
401k                                                            317,726                 $35.0730                       $35.0730
Employee Stock Options/Restricted Stock                          10,205                 $34.9870                       $28.7810
Total                                                           595,432             ------------                   ------------

           (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

                     Answer: None.

           (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                     Answer: None.

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

                     Answer:

       Letter Of Credit                                           Incremental          Total Amount             Terms
       ----------------                                              Amount

         Beneficiary                      Purpose                   ($000)                ($000)               (Date)
                                                                    ------                ------
AIG                            Supports Colonial                     $410                  $410               7/30/02-
                               Gas and TransGas                                                               7/31/03
                               workers
                               compensation
                               program.

Zurich (OCIP)                  Supports KeySpan                     $3,900                $3,900               8/2/02-
                               OCIP Program.                                                                  12/31/02



           (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer: None.

           (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer: None.

           (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer: None.

           (h) The market-to-book ratio of KeySpan's common stock.

                    Answer: 1.59 (Closing price as of September 30, 2002 was $33.50/ Book value was $21.02)

           (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer: None.

           (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                    Answer: The Houston Exploration Company filed a U-6B-2 statement with the Commission on July 24, 2002; File Number 040-00539.

           (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

                                                                                                             Average
                                         Issuance                Outstanding at          Average             Maturity
............................... ............................. ....................... ................ ......................
                                          ($000)                    Month End             Yield              (# days)
                                          ------                    ---------             -----              --------
                                                                     ($000)
                                                                     ------
............................... ............................. ....................... ................ ......................
July                           135,050                               495,910              1.94%                68.6
............................... ............................. ....................... ................ ......................
August                         426,800                               502,955              1.91%                62.1
............................... ............................. ....................... ................ ......................
September                      587,278                               529,248              1.88%                61.0
------------------------------ ----------------------------- ----------------------- ---------------- ----------------------


           (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer: None.

           (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: None.


           (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

           (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

           (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.

                                                                  APPENDIX A



Capital Structure at 9/30/02
----------------------------

                                         Consolidated                            Essex Gas Company
                                                    Percent of                                 Percent of
                              Thousands of Dollars     Total             Thousands of Dollars    Total
                             -------------------------------------      ------------------------------------
Common Stock                           2,995,666           34.15%                    60,383          33.20%
Retained Earnings                        439,181            5.01%                     4,025           2.21%
Other Comprehensive Income               (42,507)          (0.48)%                     (814)         (0.45)%
Treasury Stock                          (494,576)          (5.64)%                       -            0.00%
                             -------------------------------------      ------------------------------------
     Total Common Equity               2,897,764           33.03%                    63,594          34.97%
Preferred Stock                           83,849            0.96%                         -           0.00%
Commercial Paper                         529,228            6.03%
Long-term Debt                         5,261,540           59.98%                    18,277          10.05%
Intercompany Long term Debt                    -            0.00%                   100,000          54.98%
                             -------------------------------------      ------------------------------------
Total Capitalization                   8,772,381          100.00%                   181,871         100.00%
                             =====================================      ====================================
Debt to Capitalization                    66.97%                                     65.03%



                                Colonial Gas Company                     Boston Gas Company
                                                Percent of                               Percent of
                            Thousands of Dollars  Total             Thousands of Dollars  Total
                           -------------------------------         -------------------------------
Common Stock                           269,429     40.86%                      461,993     30.25%
Retained Earnings                       (6,202)    -0.94%                      (29,612)    (1.94)%
Other Comprehensive Income              (3,433)    (0.52)%                        (450)    (0.03)%
Treasury Stock                               -      0.00%                            -      0.00%
                           -------------------------------         -------------------------------
     Total Common Equity               259,794     39.40%                      431,931     28.29%
Preferred Stock                              -      0.00%                       13,834      0.91%
Commercial Paper
Long-term Debt                         105,231     15.96%                      223,403     14.63%
Intercompany Long term Debt            294,290     44.64%                      857,845     56.18%
                           -------------------------------         -------------------------------
Total Capitalization                   659,315    100.00%                    1,527,013    100.00%
                           ===============================         ===============================
Debt to Capitalization                  60.60%                                  71.71%





                                     KeySpan Generation LLC                  EnergyNorth Natural Gas Inc.
                                                    Percent of                                 Percent of
                              Thousands of Dollars     Total             Thousands of Dollars    Total
                             -------------------------------------      ------------------------------------
Common Stock                             192,064           34.68%                   143,653          63.85%
Retained Earnings                         43,679            7.89%                   (74,105)        (32.94)%
Other Comprehensive Income                  (267)          (0.05)%                   (2,116)         (0.94)%
Treasury Stock                                 -            0.00%                         -           0.00%
                             -------------------------------------      ------------------------------------
     Total Common Equity                 235,476           42.52%                    67,432          29.97%
Preferred Stock                                -            0.00%                         -           0.00%
Long-term Debt                            64,289           11.61%                    40,625          18.06%
Intercompany Long term Debt              253,986           45.87%                   116,925          51.97%
                             -------------------------------------      ------------------------------------
Total Capitalization                     553,751          100.00%                   224,982         100.00%
                             =====================================      ====================================
Debt to Capitalization                    57.48%                                     70.03%




                             The Brooklyn Union Gas Company          KeySpan Gas East Corporation
                                                Percent of                              Percent of
                            Thousands of Dollars  Total             Thousands of Dollars  Total
                           -------------------------------         -------------------------------
Common Stock                           468,747     29.96%                      532,862     37.43%
Retained Earnings                      450,012     28.76%                      106,542      7.48%
Other Comprehensive Income                 107      0.01%                         (185)    (0.01)%
Treasury Stock                               -      0.00%                            -      0.00%
                           -------------------------------         -------------------------------
     Total Common Equity               918,866     58.73%                      639,219     44.91%
Preferred Stock                              -      0.00%                            -      0.00%
Long-term Debt                         645,578     41.27%                      525,000     36.88%
Intercompany Long term Debt                  -      0.00%                      259,240     18.21%
                           -------------------------------         -------------------------------
Total Capitalization                 1,564,444    100.00%                    1,423,459    100.00%
                           ===============================         ===============================
Debt to Capitalization                  41.27%                                  55.09%

Note - For PUHCA filing purposes long-term debt includes the current redemption, commercial paper and preferred stock which are included in both the numerator and denominator.

                                                                APPENDIX B



Retained Earnings Analysis - for the period July 1, 2002 through September 30, 2002
-----------------------------------------------------------------------------------

                                                              The Brooklyn Union       KeySpan Gas East         KeySpan Energy
                                    Consolidated                 Gas Company             Corporation              Corporation

                                    Thousands of                 Thousands of            Thousands of            Thousands of
                                       Dollars                     Dollars                 Dollars                  Dollars
                              ---------------------------   ----------------------  ----------------------  -----------------------
Retained Earnings at 7/1/02                      498,751                  452,257                 125,443                 (286,659)
Earnings                                           4,964                   (2,245)                (18,901)                      (4)
Common Dividends                                 (63,199)                       -                       -                        -
Preferred Dividends                               (1,335)                       -                       -                        -
                              ---------------------------   ----------------------  ----------------------  -----------------------
Retained Earnings at 9/30/02                     439,181                  450,012                 106,542                 (286,663)
                              ===========================   ======================  ======================  =======================


                             EnergyNorth Natural Gas Inc.     Boston Gas Company       Essex Gas Company      Colonial Gas Company

                                     Thousands of                 Thousands of            Thousands of           Thousands of
                                        Dollars                     Dollars                 Dollars                 Dollars
                             -----------------------------   ----------------------  ----------------------  ----------------------
Retained Earnings at 7/1/02                       (71,380)                  (5,916)                  5,450                     263
Earnings                                           (2,725)                 (23,442)                 (1,425)                 (6,465)
Common Dividends                                        -                        -                       -                       -
Preferred Dividends                                     -                     (254)                      -                       -
Other                                                   -                        -                       -                       -
                             -----------------------------   ----------------------  ----------------------  ----------------------
Retained Earnings at 9/30/02                      (74,105)                 (29,612)                  4,025                  (6,202)
                             =============================   ======================  ======================  ======================


                                                 KeySpan Generation LLC

                                                      Thousands of
                                                        Dollars
                                               --------------------------
Retained Earnings at 7/1/02                                       30,034
Earnings                                                          13,645
Common Dividends                                                       -
Preferred Dividends                                                    -
                                               --------------------------
Retained Earnings at 9/30/02                                      43,679
                                               ==========================


                                                KeySpan New England LLC

                                                      Thousands of
                                                        Dollars
                                               --------------------------
Retained Earnings at 7/1/02                                       (8,155)
Earnings                                                         (15,234)
Common Dividends                                                       -
Preferred Dividends                                                 (254)
Other                                                                  -
                                               --------------------------
Retained Earnings at 9/30/02                                     (23,643)
                                               ==========================

                                                           APPENDIX C




Investments in EWGs and FUCOs at 9/30/02
----------------------------------------

                                                                                                               Percent of
                                                                           $ Thousands                        Total Equity
                                                                        -----------------                   ----------------
Investment
       KeySpan Ravenswood LLC                                                    520,549                             17.96%
       Finsa Energeticos, S. de R. L. de C. V.                                       977                              0.03%
       Phoenix Natural Gas Limited                                                48,410                              1.67%
       KeySpan-Glenwood Energy Center, LLC                                        92,434                              3.19%
       KeySpan-Port Jefferson Energy Center, LLC                                  99,099                              3.42%
       KeySpan-Ravenswood Expansion                                              134,869                              4.65%
                                                                        -----------------                   ----------------
       Total Current Investments                                                 896,338    A                        30.93%

Consolidated Retained Earnings                                                   498,282    B

Total Equity                                                                   2,897,764    C


Percentages
       Current Investments to Retained Earnings                                  179.89%   A/B
       Current Investments to Total Equity                                        30.93%   A/C
       Remaining Authorized Investment                                            70.11%
       Remaining Authorized Investment - Thousands of Dollars                    349,367


Retained Earnings is an average balance based on the last four quarters.